AMBIPAR EMERGENCY RESPONSE
Avenida Angelica No. 2346, 5th Floor
São Paulo, SP – Brazil 01228-200
February 20, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anuja Majmudar
Daniel Morris

Re:	Ambipar Emergency Response
Post Effective Amendment No. 3 to Form F-1 on Form F-3
File No. 333-270493 (the “Registration Statement”)
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ambipar Emergency Response (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement, as amended by the Post Effective Amendment No. 3 to Form F-1 on Form F-3 filed on February 3, 2025, be accelerated by the Securities and Exchange Commission so that it will become effective at 4:00 p.m., Eastern Time, on February 24, 2025, or as soon as practicable thereafter.
Please contact Grenfel S. Calheiros at +1-212-455-2295, +55 (11) 3546-1011 or gcalheiros@stblaw.com, with any questions you may have concerning this request, and please notify Mr. Calheiros when this request for acceleration has been granted.
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Very truly yours,

AMBIPAR EMERGENCY RESPONSE

By:	/s/ Rafael Espírito Santo

Name:	Rafael Espírito Santo
Title:	Chief Executive Officer and Chief Financial Officer